                                [HAWTHORNE LOGO]

                         HAWTHORNE FINANCIAL CORPORATION
                                  PRESS RELEASE

MARCH 20, 2002
IMMEDIATE RELEASE


Contact:       Hawthorne Financial Corporation
               Ms. Simone Lagomarsino, President and Chief Executive Officer
               (310) 725-5631
               Ms. Karen Abajian, Chief Financial Officer (310) 725-1890 First Fidelity Bancorp, Inc.
               Charles W. Thomas, President & Chief Operating Officer
               (949) 936-3253
               Maria Arakaki, Chief Financial Officer (949) 936-3235


                   HAWTHORNE FINANCIAL CORPORATION TO ACQUIRE
                FIRST FIDELITY BANCORP, INC., EXPAND INTO ORANGE
                             AND SAN DIEGO COUNTIES


EL SEGUNDO, California, March 20, 2002 - Hawthorne Financial Corporation (NASDAQ: HTHR), parent company of Hawthorne Savings, F.S.B. ("Hawthorne"), and First Fidelity Bancorp, Inc., parent of First Fidelity Investment and Loan ("First Fidelity"), today announced a definitive agreement in which Hawthorne Financial Corporation will acquire First Fidelity Bancorp, Inc. in a transaction currently valued at $68 million, representing a multiple of 6.97 of First Fidelity's 2001 net income and 158% of tangible book value of First Fidelity Bancorp, Inc.

First Fidelity is a privately-owned real estate secured lender with $500 million in loan assets secured primarily by Southern California real estate, and approximately $413 million in deposits generated from its four branches, two in Orange County and two in San Diego County. Hawthorne is a real estate secured lender with $1.8 billion in assets, and $1.2 billion in deposits generated from its nine branches in Southern California, primarily in the South Bay region of Los Angeles County.

Hawthorne anticipates that the transaction will close in the third quarter of 2002, and that it will be accretive to its GAAP and cash earnings per share in 2002, excluding one-time charges attributable to the merger. Hawthorne expects to achieve pre-tax cost savings of approximately $1.3 million, which represents 11% of estimated total non-interest expense of First Fidelity, in the first full year of combined operations.

HAWTHORNE EXPANDING INTO ORANGE AND SAN DIEGO COUNTIES

During the past two years, Hawthorne has been increasing its presence in Orange and San Diego counties by lending in this region. Currently, 25% or $500 million, of Hawthorne's loan portfolio is secured by real estate in these two counties. "The addition of four branches in these dynamic counties will give Hawthorne the opportunity to convert these borrowing customers into deposit customers as well," said Simone Lagomarsino, president and chief executive officer of Hawthorne. "In effect, we will be expanding our coastal presence southward, providing a solid platform for growth in two counties with very strong demographics."



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                         HAWTHORNE FINANCIAL CORPORATION


ACQUISITION MERGER
MARCH 20, 2002
PAGE 2 OF 5




FIRST FIDELITY'S MANAGEMENT TEAM TO JOIN HAWTHORNE

"We are very excited that First Fidelity's talented management team and exceptional employees will be joining Hawthorne," added Ms. Lagomarsino. "We recognize that First Fidelity's superior results are largely due to the dedication of its people. We believe that the cultures of the two organizations fit well together," she said.

"This is an excellent fit for two service-oriented financial institutions," agreed Mr. Charles W. Thomas, president and chief executive officer of First Fidelity. "We are enthusiastic about the benefit our clients will receive as a result of the broader array of products and services that this combination will provide. Over one-half of First Fidelity's loan portfolio is secured by multi-family real estate, which complements Hawthorne's portfolio nicely," he added.

 "First Fidelity has very strong asset quality ratios, which will further enhance Hawthorne's success in achieving its strategy of lowering the risk profile of its balance sheet," said Ms. Lagomarsino. "First Fidelity's asset generation capabilities complement our strategic goals. Also, First Fidelity is a very efficient operation, which is reflected by its efficiency ratio of 33.85% in 2001," Ms. Lagomarsino commented.

Ms. Lagomarsino expects Hawthorne's proven success in transforming its core deposit base to provide one of the key opportunities in the First Fidelity acquisition. "We have increased transaction accounts to 31% of our deposits from 13% just four years ago, and our cross-sell ratio to 2.37 products per household from just over one product," Ms. Lagomarsino explained. "First Fidelity has already initiated a similar strategy of growing its core deposit base, and we see tremendous opportunities for additional growth," she concluded.

TERMS OF THE TRANSACTION

Under the terms of the agreement, Hawthorne Financial Corporation will issue 1,266,555 shares of Hawthorne Financial Corporation stock and $37.4 million in cash for the 1,815,115 shares of First Fidelity Bancorp, Inc. stock and 88,000 options outstanding. First Fidelity Bancorp, Inc.'s shareholders will have the opportunity to indicate a preference for cash, stock, or a combination of the two. Based on an exchange ratio of 1.5151 shares of Hawthorne Financial Corporation stock, it is contemplated that the transaction will be comprised of 55% cash and 45% stock, and will qualify as a tax-deferred reorganization.

The transaction is subject to regulatory approval and approval by the stockholders of Hawthorne Financial Corporation and First Fidelity Bancorp, Inc.

ABOUT FIRST FIDELITY

First Fidelity, a subsidiary of First Fidelity Bancorp, Inc., serves the Orange and San Diego counties through their four branch offices. First Fidelity is a real estate secured lender with 55% of its loans being secured by multi-family residential properties and 45% of its loans secured by commercial properties. For more information, including recent financial statements, please visit First Fidelity's website at: www.1stfidelity.com.

ABOUT HAWTHORNE FINANCIAL CORPORATION

Hawthorne Financial Corporation is traded on NASDAQ and has $1.8 billion in total assets. The company's wholly owned subsidiary Hawthorne Savings, F.S.B., operates nine branches in Southern

                         HAWTHORNE FINANCIAL CORPORATION


ACQUISITION MERGER
MARCH 20, 2002
PAGE 3 OF 5




California and is a real estate secured lender. For more information, please visit Hawthorne Financial Corporation's website at: www.hawthornesavings.com.

CONFERENCE CALL

A call with analysts and investors will be held at 10:30 a.m., PST, 1:30 p.m., EST, on Monday, March 25, 2002, to review this announcement. A live webcast of this call may be accessed through a link on Hawthorne Financial Corporation's website at www.hawthornesavings.com, or First Fidelity's website at www.1stfidelity.com. The call will be archived on the websites and available for replay beginning approximately one hour after the live call ends.

                                       ***

Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger between Hawthorne Financial Corporation and First Fidelity Bancorp, Inc., including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger;
(ii) statements about Hawthorne Financial Corporation's and First Fidelity Bancorp, Inc.'s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Hawthorne Financial Corporation's and First Fidelity Bancorp, Inc.'s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of Hawthorne Financial Corporation and First Fidelity Bancorp, Inc. may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of either Hawthorne Financial Corporation or First Fidelity Bancorp, Inc. may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may change so as to further compress margins and adversely affect net interest income; (8) the risk of adverse changes to credit quality; (9) competition from other financial services companies in Hawthorne Financial Corporation's and First Fidelity Bancorp, Inc.'s markets; (10) the concentration of Hawthorne Financial Corporation's and First Fidelity Bancorp, Inc.'s operations in California may adversely affect results if the California economy or real estate market declines; and (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additionally, factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Hawthorne Financial Corporation's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).

All written and oral forward-looking statements contained in this news release concerning the proposed transaction or other matters attributable to Hawthorne Financial Corporation, First Fidelity Bancorp, Inc. or

                         HAWTHORNE FINANCIAL CORPORATION


ACQUISITION MERGER
MARCH 20, 2002
PAGE 4 OF 5




any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Hawthorne Financial Corporation and First Fidelity Bancorp, Inc. do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

The proposed transaction will be submitted to Hawthorne Financial Corporation's and First Fidelity Bancorp, Inc.'s stockholders for their consideration. Hawthorne Financial Corporation and First Fidelity Bancorp, Inc. will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Hawthorne Financial Corporation and First Fidelity Bancorp, Inc., at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Finance Department, Hawthorne Financial Corporation, 2381 Rosecrans Avenue, Suite 200, El Segundo, California 90245 (310-725-5000) or to Secretary, First Fidelity Investment & Loan, 3061 Edinger Avenue, Tustin, CA 92780, (800-660-0585).

Hawthorne Financial Corporation and First Fidelity Bancorp, Inc. and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the merger. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

                         HAWTHORNE FINANCIAL CORPORATION


ACQUISITION MERGER
MARCH 20, 2002
PAGE 5 OF 5




                        HAWTHORNE FINANCIAL CORPORATION,
                         FIRST FIDELITY BANCORP, INC. &
                       FIRST FIDELITY INVESTMENT AND LOAN
                                    OVERVIEW

                       AT OR FOR THE PERIOD ENDED 12/31/01


                                                                          FIRST
                                    HAWTHORNE            FIRST         FIDELITY
                                    FINANCIAL         FIDELITY       INVESTMENT
                                  CORPORATION         BANCORP*         AND LOAN
                                  -----------         --------       ----------
($ in millions)
Total Assets                           $1,856           $  621           $  617
Equity                                 $  120           $   39           $   41
Net Income                             $ 16.8           $  7.8           $  9.8
Total Deposits                         $1,200           $  413           $  413
Total Loans-Net                        $1,709           $  498           $  498
SFR                                       53%               0%               0%
Multi-Family Permanent                    15%              55%              55%
Commercial Permanent                      13%              45%              45%
SFR Construction                           6%               --               --
Multi-Family Construction                  6%               --               --
Commercial Construction                    4%               --               --
Other                                      3%               --               --

Non-Accrual Loans/Total Loans           1.19%            0.08%            0.08%
Reserves/Loans                          1.76%            1.15%            1.15%
Reserves/Non-Accrual Loans            148.08%         1391.39%         1391.39%
Net Interest Margin                     3.45%            4.45%            3.97%
Efficiency Ratio                       50.89%           50.50%           33.85%
ROE                                    15.13%           21.11%           22.71%
ROA                                     0.93%            1.29%            1.62%
Total Branch Offices                       9                4                4

* Results for First Fidelity Bancorp, Inc. reflect losses incurred through the wholesale mortgage operations of its former subsidiary, PSP Financial Services, Inc., which was dissolved in February 2002.